                                                                    EXHIBIT 99.2

                             TROVER SOLUTIONS, INC.

                                  AMENDMENT TO
                PRIVATE SECURITIES LITIGATION REFORM ACT OF 1995
                        SAFE HARBOR COMPLIANCE STATEMENT
                         FOR FORWARD-LOOKING STATEMENTS

         The following section of the Trover Solutions, Inc. Private Securities Litigation Reform Act of 1995 Safe Harbor Compliance Statement for Forward-Looking Statements, filed as Exhibit 99.1 to the Annual Report of Trover Solutions, Inc. on Form 10-K for the fiscal year ended December 31, 2001, is hereby amended and restated in its entirety as follows:

DEPENDENCE ON LARGE CLIENTS

         The Company's clients are national and regional healthcare payors, large third-party administrators or self-insured corporations. The Company has two clients that individually comprise more than 10% of the Company's revenue. The Company's largest client is UnitedHealth Group ("UHG"). During the years ended December 31, 2001, 2000 and 1999, UHG generated 27%, 24%, and 23% of the Company's revenues, respectively. For the quarters ended March 31, 2002 and 2001, UHG generated 26% and 27% of the Company's revenues, respectively. Wellpoint Health Networks accounted for 12.7% and 8.6% of the Company's revenues for the quarters ended March 31, 2002 and 2001, respectively. The loss of one or more of the Company's clients could have a material adverse effect on the Company's business, results of operations, financial condition and stock price. During the three years ended March 31, 2002, the Company has lost approximately
13.3 million lives. Terminations occurred due to, among other things, consolidations of healthcare payors, bankruptcy, the selection of another vendor, or because the process was taken in-house.

         The Company's revenues are earned under written contracts with its clients that generally provide for contingency fees from recoveries under a variety of pricing regimes. These contracts are generally terminable on 60 to 180 days' notice by either party, although in a few cases the contracts extend over a period of years. The Company's contracts generally provide that in the event of termination, the Company is entitled to complete the recovery process on the existing backlog or to receive a cash payment designed to approximate the gross margin that would otherwise have been earned from the recovery on the backlog of the terminating client. On March 31, 2002, the Company had Healthcare Recovery Services backlog of $1,384.4 million.

         Recently, the Company was informed by UHG management that UHG intends to terminate the Company's subrogation services with respect to all but approximately 1 million lives of the 9.7 million remaining lives attributable to UHG. UHG's termination of these services resulted from its decision to bring subrogation recovery services back inside UHG, where they will be performed by its Ingenix strategic business unit. The Company expects to receive monthly termination notices from UHG over a six-month period, commencing April 30, 2002, with termination dates effective 180 days after each notice. The Company expects that it will continue to recover on the backlog that is has created for UHG (and for the plans and employer groups that UHG services), a process that will not be completed for 5 to 6 years.